Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited, Expressed in Canadian dollars)

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		June 30, 2024	December 31, 2023
	Note	$	$
ASSETS

Cash and cash equivalents		20,758,590	25,971,261
Short-term investments	3	56,455,486	5,064,904
Marketable securities	4	881,720	1,030,880
Other assets		615,213	1,282,915
CURRENT ASSETS		78,711,009	33,349,960

Property, plant and equipment		98,736	159,604
Right-of-use assets		69,143	172,611
Exploration and evaluation assets	5	114,623,989	110,236,198

ASSETS		193,502,877	143,918,373

LIABILITIES

Accounts payable and accrued liabilities		2,682,876	4,276,310
Current portion of lease obligation		80,149	185,515
CURRENT LIABILITIES		2,763,025	4,461,825

Lease obligations		-	12,298

LIABILITIES		2,763,025	4,474,123

SHAREHOLDERS' EQUITY

Share capital	6	272,158,699	216,289,331
Contributed surplus		38,158,355	38,084,656
Deficit		(119,577,202)	(114,929,737)

SHAREHOLDERS' EQUITY		190,739,852	139,444,250

LIABILITIES AND SHAREHOLDERS' EQUITY		193,502,877	143,918,373

Approved by the Board of Directors

/s/ Robert Chausse Director	/s/ Klaus Zeitler Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		Three Months Ended June 30,		Six Months Ended June 30,
		2024	2023	2024	2023
	Note	$	$	$	$
Depreciation		51,134	51,725	102,868	103,450
Filing and regulatory fees		100,942	47,549	324,822	276,909
Office and administration		162,313	160,203	280,556	276,091
Professional fees		150,713	57,982	613,178	133,234
Share-based payments	8	690,293	146,691	1,333,254	353,702
Shareholder communication and travel		234,834	250,732	420,516	433,954
Wages and benefits		1,859,954	390,666	2,401,614	849,667

CORPORATE EXPENSES		3,250,183	1,105,548	5,476,808	2,427,007

Foreign exchange loss (gain)		1,135	(244)	256	(439)
Interest income		(637,884)	(274,824)	(978,759)	(444,622)
Loss on marketable securities	4	426,680	41,700	149,160	840

LOSS AND COMPREHENSIVE LOSS		3,040,114	872,180	4,647,465	1,982,786

Basic and diluted loss per share		0.02	0.01	0.03	0.01

Weighted average number of common shares outstanding		187,821,573	160,369,786	177,464,534	156,523,599

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30,		2024	2023
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(4,647,465)	(1,982,786)

ITEMS NOT AFFECTING CASH
Depreciation		102,868	103,450
Finance costs		5,972	14,948
Loss on marketable securities		149,160	840
Share-based payments		1,333,254	353,702
		1,591,254	472,940

Non-cash working capital items
Change in accrued interest		(193,205)	238,596
Change in other assets		201,680	139,960
Change in accounts payable and accrued liabilities		359,643	(455,468)
		368,118	(76,912)

OPERATING ACTIVITIES		(2,688,093)	(1,586,758)

FINANCING ACTIVITIES

Financings	6b	54,282,153	23,591,624
Financings costs		(3,243,466)	(247,132)
Exercise of stock options	8a	3,465,000	2,025,000
Lease payments		(123,636)	(122,437)

FINANCING ACTIVITIES		54,380,051	25,247,055

INVESTING ACTIVITIES
Purchase of short-term investments		(51,197,377)	(13,499,344)
Mineral property expenditures		(5,707,252)	(7,554,480)

INVESTING ACTIVITIES		(56,904,629)	(21,053,824)

CHANGE IN CASH AND CASH EQUIVALENTS		(5,212,671)	2,606,473

Cash and cash equivalents - Beginning		25,971,261	1,341,267

CASH AND CASH EQUIVALENTS - ENDING		20,758,590	3,947,740

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2022	151,597,489	183,542,846	37,790,810	(111,591,438)	109,742,218

Private placement	8,970,199	23,591,624	-	-	23,591,624
Private placement issuance costs	-	(247,132)	-	-	(247,132)
Exercise of stock options	1,725,000	2,765,240	(740,240)	-	2,025,000
Exercise of restricted share units	167,440	352,514	(352,514)	-	-
Share-based payments	-	-	650,200	-	650,200
Loss and comprehensive loss	-	-	-	(1,982,786)	(1,982,786)

JUNE 30, 2023	162,460,128	210,005,092	37,348,256	(113,574,224)	133,779,124

Private placement	3,468,208	6,000,000	-	-	6,000,000
Private placement issuance costs	-	(58,121)	-	-	(58,121)
Exercise of restricted share units	162,909	342,360	(342,360)	-	-
Share-based payments	-	-	1,078,760	-	1,078,760
Loss and comprehensive loss	-	-	-	(1,355,513)	(1,355,513)

DECEMBER 31, 2023	166,091,245	216,289,331	38,084,656	(114,929,737)	139,444,250

Private placement	5,071,640	8,282,154	-	-	8,301,154
Private placement issuance costs	-	(133,845)	-	-	(133,845)
Equity offering	24,210,526	45,999,999	-	-	45,999,999
Equity offering costs	-	(3,109,621)	-	-	(3,128,621)
Exercise of stock options	2,750,000	4,685,480	(1,220,480)	-	3,465,000
Exercise of restricted share units	70,975	145,201	(145,201)	-	-
Share-based payments	-	-	1,439,380	-	1,439,380
Loss and comprehensive loss	-	-	-	(4,647,465)	(4,647,465)

JUNE 30, 2024	198,194,386	272,158,699	38,158,355	(119,577,202)	190,739,852

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 5 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 1200 - 1166 Alberni Street, Vancouver, British Columbia.

While Western has been successful in raising sufficient capital to fund its operations in the past, the Company will need to raise additional funds to complete the development of the Casino Project.  There can be no assurance that it will be able to raise such project financing in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting.  The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards.

These financial statements were approved for issue by the Company's board of directors on August 8, 2024.

b. IFRS Pronouncements

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted.  Management is currently assessing the effect of these amendments on our financial statements.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments seek to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024, and adoption of these amendments did not have an effect on our financial statements.

c. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating unit for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators during the six months ended June 30, 2024.

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3. SHORT-TERM INVESTMENTS

As at June 30, 2024, the Company had $56,197,377 (December 31, 2023 - $5,000,000) invested in Canadian dollar denominated guaranteed investment certificates ("GICs") plus total accrued interest of $258,109 (December 31, 2023 - $64,904).  GICs are issued by Schedule 1 chartered banks in Canada.

4. MARKETABLE SECURITIES

As at June 30, 2024, the Company held marketable securities with an aggregate fair value of $881,720 (December 31, 2023 - $1,030,880), consisting of 2.5 million common shares of Northisle Copper and Gold Inc. with a fair value of $875,000 (December 31, 2023 - $1,025,000) and 168,000 common shares of Granite Creek Copper Ltd. with a fair value of $6,720 (December 31, 2023 - $5,880).  The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

5. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2022	89,161,878

Claims maintenance	25,010
Engineering	390,903
Exploration and camp support	7,252,245
Permitting	11,033,794
Salary and wages	1,726,836
Share-based payments	645,532

DECEMBER 31, 2023	110,236,198

Claims maintenance	23,376
Engineering	714,939
Exploration and camp support	303,331
Permitting	2,652,939
Salary and wages	587,080
Share-based payments	106,126

JUNE 30, 2024	114,623,989

6. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On May 6, 2024, the Company completed a private placement with Rio Tinto Canada ("Rio Tinto") pursuant to Rio Tinto's subscription rights as a result of the bought deal public offering (the "Offering") completed on April 30, 2024 (see below).  Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791.  The Company incurred $27,808 in costs associated with the private placement.

On April 30, 2024, the Company completed the Offering and sold 24,210,526 common shares at a price of $1.90 per common share for gross proceeds of $45,999,999.  The Company incurred $3,109,621 costs associated with the Offering.

On March 25, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024 (see below).  Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of $323,363.

On March 1, 2024, the Company completed a private placement with Sandeep Singh, the Company's Chief Executive Officer.  Mr. Singh purchased 2,222,222 common shares of the Company at a price of $1.35 per common share for gross proceeds of approximately $3,000,000.  The Company incurred $106,037 in costs associated with both private placements.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

On December 12, 2023, Rio Tinto subscribed for 3,468,208 common shares of the Company at a price of $1.73 per common share for gross proceeds of $6,000,000.  The Company incurred $58,121 in costs associated with the private placement.

On May 1, 2023, in connection with a strategic investment by Mitsubishi Materials Corporation ("Mitsubishi Materials"), Rio Tinto subscribed for 878,809 common shares of the Company at a price of $2.63 per common share for gross proceeds of $2,311,268.

On April 14, 2023, as part of a strategic investment, Mitsubishi Materials purchased 8,091,390 common shares of the Company at a price of $2.63 per common share for gross proceeds of $21,280,356. The Company incurred $247,132 in costs associated with both private placements.

7. WARRANTS

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2022 and DECEMBER 31, 2023	1,500,000	0.85

	-	-

JUNE 30, 2024	1,500,000	0.85

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	0.67

JUNE 30, 2024	1,500,000	0.85	0.67

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

8. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans").  Pursuant to the Company's annual general meeting held on June 27, 2024, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.

a. Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. Per the Option Plan the maximum stock option term is 10 years. As at June 30, 2024, the Company could issue an additional 2,297,945 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2022	8,124,334	1.48

Granted	315,000	2.12
Exercised	(1,725,000)	1.17

DECEMBER 31, 2023	6,714,334	1.59

Granted	4,342,000	1.71
Exercised	(2,750,000)	1.26
Forfeited	(13,000)	2.12
Cancelled	(54,000)	2.12

JUNE 30, 2024	8,239,334	1.76

During the three and six months ended June 30, 2024, the Company recognized an expense in respect of stock options of $207,485 and $731,292, respectively, in the statement of loss and comprehensive loss (three and six months ended June 30, 2023 - $86,104 and $208,172, respectively).  During the three and six months ended June 30, 2024, $15,804 and $29,879, respectively, was capitalized (three and six months ended June 30, 2023 - $97,485 and $218,045, respectively) in the exploration and evaluation assets in relation to stock options.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$1.11 - $1.41	1,400,000	1.32	3.65
$1.60 - $1.66	3,758,334	1.63	2.97
$1.85 - $2.10	1,623,000	2.04	3.08
$2.11 - $2.22	1,458,000	2.19	4.32

JUNE 30, 2024	8,239,334	1.76	3.35

Average share price for options exercised during the six months ended June 30, 2024, was $1.93 (six months ended June 30, 2023 - $2.31).  Of the total stock options outstanding, 4,649,334 were vested and exercisable at June 30, 2024.  The weighted average exercise price of vested stock options is $1.70 and the average remaining contractual life is 2.31 years.

During the six months ended June 30, 2024, the Company granted 4,342,000 (six months ended June 30, 2023 - nil) stock options to employees, directors and consultants.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model.  The weighted average assumptions and resulting fair values for the grant in the prior year are as follows:

Inputs and assumptions	Six months ended June 30, 2024	Year ended December 31, 2023

Exercise price	$1.71	$2.12
Market price	$1.49	$2.10
Expected option term (years)	3.0	3.0
Expected stock price volatility	46.7%	50.6%
Average risk-free interest rate	3.95%	4.22%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

WEIGHTED AVERAGE FAIR VALUE PER OPTION GRANTED	$0.47	$0.79

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

b. Restricted Share Units

The Company granted restricted share units ("RSUs") in accordance with the RSU Plan approved at the June 27, 2024 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date.  These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at June 30, 2024, the Company could issue an additional 4,707,328 RSUs under the RSU Plan.  A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2022	519,125

RSUs Granted	553,200
RSUs Converted to common shares	(330,349)
RSUs Forfeited	(110,400)

DECEMBER 31, 2023	631,576

RSUs Granted	444,541
RSUs Converted to common shares	(70,975)
RSUs Forfeited	(23,800)

JUNE 30, 2024	981,342

In relation to RSUs, the Company recognized an expense of $219,531 and $338,685 for the three and six months ended June 30, 2024, respectively (three and six months ended June 30, 2023 - $60,587 and $145,530, respectively) in the statements of loss and comprehensive loss.  During the three and six months ended June 30, 2024, $17,831 and $76,247, respectively, was capitalized, (three and six months ended June 30, 2023 - $38,888 and $78,453, respectively) in the exploration and evaluation assets.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Deferred Share Units

Only directors of the Company are eligible for deferred share units ("DSUs") and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company.  DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at June 30, 2024, the Company could issue an additional 2,988,588 DSUs under the DSU Plan.

Number of shares issuable

DECEMBER 31, 2022	305,400

DSUs Granted	167,200

DECEMBER 31, 2023	472,600

DSUs Granted	132,300

JUNE 30, 2024	604,900

In relation to DSUs, the Company recognized an expense of $263,277 during the three and six months ended June 30, 2024, (three and six months ended June 30, 2023 - $nil) in the statements of loss and comprehensive loss.

9. KEY MANAGEMENT COMPENSATION

The Company's key management comprise its directors and officers.  The remuneration of key management was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries and director fees	1,568,638	430,072	2,097,228	873,683
Share-based payments	639,261	259,171	1,294,106	597,740

KEY MANAGEMENT COMPENSATION	2,207,899	689,243	3,391,334	1,471,423

Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

All related party transactions are disclosed in the above Key Management Compensation section.  There were no additional related party transactions.

10. SURETY BONDING

The Company holds a surety bonding arrangement with a third-party (the "Surety") in order to satisfy bonding requirements in the Yukon Territory. The total value of the Surety is $786,777 of which $nil is collateralized on the balance sheet as at June 30, 2024 (December 31, 2023 - $nil).

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

11. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future potential development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

12. CAPITAL MANAGEMENT

The Company considers capital to be equity comprised of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and enhance mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital restrictions.

13. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to endeavour to ensure that there is sufficient cash on hand to meet short-term business requirements. Some of the Company's cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy. Cash and cash equivalents and short-term investments are held with Schedule 1 chartered banks in Canada. Substantially all cash and cash equivalents and short-term investments held with financial institutions exceed government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions. The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and for the three and six months ended June 30, 2024 (unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.  A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

As at June 30, 2024, the carrying amounts of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).